UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D*
(Amendment No. __)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Trilogy International Partners Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

89621T108
(CUSIP Number)

Gregg S. Lerner, Esq.
Friedman Kaplan Seiler & Adelman LLP
7 Times Square
New York, NY 10036-6516
(212) 833-1110
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 7, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

Page 1 of 9 Pages

SCHEDULE 13D

CUSIP No. 89621T108

1	NAMES OF REPORTING PERSONS SG Enterprises II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY [ ]
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,640,954[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,640,954[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,640,954[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%[2]
14	TYPE OF REPORTING PERSON* OO

____________________

1 Beneficial ownership of 15,905,481 of the Common Shares is being reported hereunder solely because as a result of the matters described in Item 3 of this Schedule 13D the Reporting Persons (as defined in Item 2) may be deemed to have beneficial ownership of these Common Shares by reason of holding 15,905,481 Class C Units of Trilogy International Partners LLC. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of more than 735,473 Common Shares and said 15,905,481 Class C Units for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and beneficial ownership of a class of equity securities of the Issuer registered pursuant to Section 12 of the Exchange Act beyond the 735,473 Common Shares is expressly disclaimed.

2 Based on 44,177,149 currently outstanding Common Shares and 39,334,917 Common Shares issuable upon redemption of currently outstanding Class C Units of Trilogy International Partners LLC (which the holders thereof may redeem, subject to the expiration of certain “lock-up” periods, either for Common Shares or the cash equivalent thereof, such form of consideration to be determined by Trilogy International Partners LLC). The Class C Units of Trilogy International Partners LLC have indirect voting rights in the Issuer on an as-redeemed basis. See Items 3 and 5 of this Schedule 13D.

Page 2 of 9 Pages

SCHEDULE 13D

CUSIP No. 89621T108

1	NAMES OF REPORTING PERSONS John W. Stanton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY [ ]
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,640,954[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,640,954[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,640,954[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%[2]
14	TYPE OF REPORTING PERSON* IN

____________________

1 Beneficial ownership of 15,905,481 of the Common Shares is being reported hereunder solely because as a result of the matters described in Item 3 of this Schedule 13D the Reporting Persons may be deemed to have beneficial ownership of these Common Shares by reason of holding 15,905,481 Class C Units of Trilogy International Partners LLC. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of more than 735,473 Common Shares and said 15,905,481 Class C for purposes of Section 13(d) of the Exchange Act or for any other purpose, and beneficial ownership of a class of equity securities of the Issuer registered pursuant to Section 12 of the Exchange Act beyond the 735,473 Common Shares is expressly disclaimed.

2 Based on 44,177,149 currently outstanding Common Shares and 39,334,917 Common Shares issuable upon redemption of currently outstanding Class C Units of Trilogy International Partners LLC (which the holders thereof may redeem, subject to the expiration of certain “lock-up” periods, either for Common Shares or the cash equivalent thereof, such form of consideration to be determined by Trilogy International Partners LLC). The Class C Units of Trilogy International Partners LLC have indirect voting rights in the Issuer on an as-redeemed basis. See Items 3 and 5 of this Schedule 13D.

Page 3 of 9 Pages

SCHEDULE 13D

CUSIP No. 89621T108

1	NAMES OF REPORTING PERSONS Theresa E. Gillespie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY [ ]
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,640,954[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,640,954[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,640,954[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%[2]
14	TYPE OF REPORTING PERSON* IN

____________________

1 Beneficial ownership of 15,905,481 of the Common Shares is being reported hereunder solely because as a result of the matters described in Item 3 of this Schedule 13D the Reporting Persons may be deemed to have beneficial ownership of these Common Shares by reason of holding 15,905,481 Class C Units of Trilogy International Partners LLC. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of more than 735,473 Common Shares and said 15,905,481 Class C Units for purposes of Section 13(d) of the Exchange Act or for any other purpose, and beneficial ownership of a class of equity securities of the Issuer registered pursuant to Section 12 of the Exchange Act beyond the 735,473 Common Shares is expressly disclaimed.

2 Based on 44,177,149 currently outstanding Common Shares and 39,334,917 Common Shares issuable upon redemption of currently outstanding Class C Units of Trilogy International Partners LLC (which the holders thereof may redeem, subject to the expiration of certain “lock-up” periods, either for Common Shares or the cash equivalent thereof, such form of consideration to be determined by Trilogy International Partners LLC). The Class C Units of Trilogy International Partners LLC have indirect voting rights in the Issuer on an as-redeemed basis. See Items 3 and 5 of this Schedule 13D.

Page 4 of 9 Pages

Item 1. Security and Issuer

This Schedule 13D relates to the common shares, without par value (the “Common Shares”), of Trilogy International Partners Inc., a corporation continued under the laws of British Columbia, Canada (the “Issuer”), with its principal executive offices located at 105 – 108th Avenue NE, Suite 400, Bellevue Washington 98004.

Item 2. Identity and Background

(a) This Schedule 13D is being filed jointly on behalf of the following reporting persons (collectively, the “Reporting Persons”) (i) SG Enterprises II, LLC, a Washington limited liability company (“SG”), (ii) John W. Stanton (“Mr. Stanton”), and (iii) Theresa E. Gillespie (“Ms. Gillespie”). Mr. Stanton and Ms. Gillespie are husband and wife and are the sole owners, members, managers and officers of SG.

(b) The business address of each of the Reporting Persons is 155 - 108th Avenue NE, Suite 400, Bellevue, Washington 98004.

(c) Mr. Stanton’s and Ms. Gillespie’s principal occupations are private investors. They are both directors of the Issuer, and Mr. Stanton is Chairman of the Board of the Issuer.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it, he or she is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Stanton and Ms. Gillespie are United States citizens. SG is a Washington limited liability company.

Item 3. Source and Amount of Funds or Other Consideration.

On February 7, 2017, SG acquired 735,473 Common Shares of the Issuer (the “Acquired Shares”) and 15,905,481 Class C Units (as defined below), comprised of 7,952,741 Class C-1 Units and 7,952,740 Class C-2 Units (collectively, the “Acquired Units”), of Trilogy International Partners LLC (“Trilogy LLC”) pursuant to the completion of a court approved statutory plan of arrangement under the Business Corporations Act (Ontario) (the “Arrangement”), and the terms of an arrangement agreement dated November 1, 2016 (as amended, the “Arrangement Agreement”), between Trilogy LLC and Alignvest Acquisition Corporation (“Alignvest”; its name was changed upon consummation of the Arrangement to the current name of the Issuer). Alignvest was a Canadian special purpose acquisition corporation (SPAC), and the Arrangement was a business combination (structured for U.S. tax purposes as an “Up-C” transaction) which constituted the qualifying acquisition effected by Alignvest. Immediately prior to consummation of the Arrangement, SG did not own any Common Shares. Pursuant to the completion of the Arrangement, SG exchanged all of its units of Trilogy LLC held by SG immediately prior to the completion of the Arrangement (including 1,608.9 units of Trilogy LLC purchased from Trilogy LLC by SG with personal funds provided by the other Reporting Persons immediately prior to the consummation of the Arrangement for an aggregate purchase price of $1.4 million) for the Acquired Units. Prior to consummation of the Arrangement, SG did not own any Class C Units.

Upon the February 7, 2017 consummation of the Arrangement, 44,177,149 Common Shares were outstanding and all units of Trilogy LLC outstanding immediately prior to the completion of the Arrangement were exchanged for a total of 39,334,917 Trilogy Class C Units (the “Class C Units”), comprised of 8,562,722 Class C-1 Units, 8,623,153 Class C-2 Units and 22,149,042 Class C-3 Units. A holder of Class C Units has the redemption right to require Trilogy LLC to repurchase any or all of such Class C Units held by such holder for either (i) a number of Common Shares equal to the number of Class C Units to be repurchased or (ii) a cash amount equal to the fair market value of such Common Shares at such time, the form of consideration to be determined by Trilogy LLC, in the case of (i) Class C-1 Units from and after the expiration of 24 months after the date of consummation of the Arrangement, (ii) Class C-2 Units from and after 12 months after the date of the consummation of the Arrangement, and in the case of Class C-3 Units from and after 180 days after the date of the consummation of the Arrangement. As stated above, pursuant to consummation of the Arrangement SG acquired 7,952,741 Class C-1 Units and 7,952,740 Class C-2 Units.

Page 5 of 9 Pages

Each Class C Unit also entitles its holder to the benefit of a voting trust agreement, dated February 7, 2017 (the “Voting Trust Agreement”), among the Issuer, Trilogy LLC and TSX Trust Company (the “Trustee”), entered into in connection with the Arrangement, pursuant to which the Trustee holds a special voting share in the Issuer (the “Special Voting Share”) that will entitle the Trustee to a number of votes equal to the number of Class C Units outstanding on all matters submitted to a vote of the Common Shares, and each holder of Class C Units will have the right to instruct the Trustee to cast that number of votes in respect of the Special Voting Share which is equal to the number of Class C Units held by the holder. The foregoing description of the Voting Trust Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 5 hereto, and incorporated by reference into this Item 3.

If all the currently outstanding Class C Units were on the date hereof redeemed for Common Shares, the Acquired Units would represent approximately 19.0% of the issued and outstanding Common Shares. Pursuant to the Voting Trust Agreement the Acquired Units represent 19.0% of the total outstanding voting power in the Issuer.

Pursuant to the completion of the Arrangement, SG exchanged all units of Trilogy LLC held by SG immediately prior to the completion of the Arrangement for the Acquired Units based on an exchange ratio of US$870 per Trilogy LLC unit at a price per Acquired Unit of US$7.81 (the US dollar equivalent of CAD$10.00 on the date that the terms of the Arrangement were negotiated).

Pursuant to the completion of the Arrangement, all units of Trilogy International New Zealand LLC (“TINZ”), a 98% owned subsidiary of Trilogy LLC, held by SG immediately prior to the completion of the Arrangement (the “TINZ Units”) were exchanged for Common Shares based on a price per TINZ Unit of US$1.46 and a price per Acquired Share of US$7.81 (the US dollar equivalent of CAD$10.00 on the date that the terms of the Arrangement were negotiated). The 735,473 Acquired Shares so received by SG in such exchange represent 0.9% of the issued and outstanding Common Shares after giving effect to assumed redemption of the Class C Units for Common Shares or 0.9% of the total outstanding voting power in the Issuer.

Item 4. Purpose of Transaction.

The Acquired Shares and the Acquired Units were acquired pursuant to the completion of the Arrangement. Item 3 is incorporated by reference into this Item 4. Depending on market conditions and other factors, the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of securities of the Issuer in the open market, or by private agreement or otherwise.

Except as set forth in this Schedule 13D and in connection with the Arrangement described above, the Reporting Persons have no plan or proposals that relate or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer

(a) and (b) As a result of the consummation of the Arrangement the Reporting Persons beneficially own and share voting and investment power over (i) 735,473 Common Shares, representing 0.9% of the issued and outstanding Common Shares after giving effect to the redemption of all outstanding Class C Units for Common Shares or 0.9% of the total outstanding voting power in the Issuer; and (ii) 15,905,481 Class C Units, which if all the currently outstanding Class C Units were on the date hereof redeemed for Common Shares, represent approximately 19.0% of the issued and outstanding Common Shares and pursuant to the Voting Trust Agreement currently represent 19.0% of the total outstanding voting power in the Issuer. Accordingly the Reporting Persons may be deemed to beneficially own and share voting and investment power over 16,640,954 Common Shares, representing 19.9% of outstanding Common Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of more than 735,473 Common Shares and said 15,905,481 Class C Units for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and beneficial ownership of a class of equity securities of the Issuer registered pursuant to Section 12 of the Exchange Act beyond such 735,473 Common Shares is expressly disclaimed.

Page 6 of 9 Pages

(c) The information set forth in Item 3 is incorporated by reference into this Item 5. In connection with and immediately prior to the consummation of the Arrangement, on February 7, 2017 SG purchased in a private transaction from Trilogy LLC 1,608.9 units of Trilogy LLC for an aggregate purchase price of $1.4 million.

Except as set forth or incorporated by reference into this Item 5(c), none of the Reporting Persons has effected any transactions in the class of securities reported on herein during the past 60 days.

(d) and (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

SG is a party to the Seventh Amended and Restated Limited Liability Company Agreement of Trilogy LLC (the “LLC Agreement”) which, among other things, provides for the redemption right of the Class C Units and also provides for the filing by the issuer of a resale registration statement covering the resale of, among other things, the Common Shares which may be issued upon the redemption of the Class C Units and the Common Shares received by SG in connection with the consummation of the Arrangement in exchange for SG’s TINZ Units.

Pursuant to an investor rights agreement dated February 7, 2017 between SG and the Issuer (the “Investor Rights Agreement”), SG has certain rights related to the nomination of directors to the board of directors of the Issuer (the “Board”). SG has the right to nominate two directors to the Board for the first two annual general meetings, regardless of the Relevant Percentage Ownership of Common Shares (as defined below) owned by SG. After such time, SG has the right to nominate two directors to the Board for so long the Relevant Percentage Ownership of Common Shares owned by SG is greater than 7.5% . If the Relevant Percentage Ownership of Common Shares owned by SG is less than 7.5% but greater than 5% for any continuous period of at least 30 days, SG will have the right to nominate only one director to the Board; and less than 5% for any continuous period of at least 30 days, SG will no longer have the right to nominate a member to the Board.

For the purposes of the Investor Rights Agreement, the Relevant Percentage Ownership of Common Shares means: the percentage determined by dividing: (a) the sum of (i) the number of Common Shares directly or indirectly beneficially owned by SG, plus (ii) the number of votes attached to the Special Voting Share that are directly or indirectly controlled by SG, but excluding (iii) any other options, warrants, or other securities convertible or exchangeable into or exercisable for Common Shares; by (b) the sum of (i) the number of issued and outstanding Common Shares, plus (ii) the number of votes attached to the Special Voting Share.

In addition to the foregoing, following the completion of the Arrangement and for as long as SG has the right to nominate at least one director to the Board, SG also has the right, acting reasonably, to approve the nomination or appointment of any proposed new Independent Directors (as defined in the Investor Rights Agreement) to the Board that were not approved by all of the then existing Independent Directors, subject to such proposed new Independent Directors satisfying certain conditions.

Pursuant to a Lock-Up Agreement dated February 7, 2017 between SG and the Issuer (the “Lock-Up Agreement”), and the LLC Agreement, subject to certain exceptions SG may not sell, pledge or otherwise transfer equity securities of the Issuer or Trilogy LLC for 24 months after consummation of the Arrangement; however, it may sell up to 50% of its Common Shares in ordinary course arm’s length stock exchange transactions beginning 12 months after consummation of the Arrangement and up to 50% of its Acquired Units beginning 12 months after the consummation of the Arrangement, subject to Trilogy LLC’s right to redeem such Acquired Units prior to any such proposed sale.

Page 7 of 9 Pages

The foregoing descriptions of the LLC Agreement, Investor Rights Agreement and Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are filed as Exhibits 2, 3 and 4 hereto, and incorporated by reference into this Item 6.

Except for the arrangements described in this Schedule 13D, the Reporting Persons are not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. None of the Common Shares or Acquired Units held by the Reporting Persons have been pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities, except that under certain circumstances specified in the LLC Agreement, the Issuer has the right to cause the redemption of the Reporting Persons’ Acquired Units.

Item 7. Material to be filed as Exhibits

1.	Joint Filing Agreement.

2.	Seventh Amended and Restated Limited Liability Company Agreement among Trilogy International Partners LLC and its Members, dated as of February 7, 2017.

3.	Lock-Up Agreement, dated as of February 7, 2017, between the Issuer and SG.

4.	Investor Rights Agreement, dated as of February 7, 2017, between the Issuer and SG.

5.	Voting Trust Agreement, dated February 7, 2017, among the Issuer, Trilogy LLC and the Trustee.

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2017

SG ENTERPRISES II, LLC

/s/ John W. Stanton
John W. Stanton
Manager

JOHN W. STANTON

/s/ John W. Stanton
John W. Stanton

THERESA E. GILLESPIE

/s/ Theresa E. Gillespie
Theresa E. Gillespie

Page 9 of 9 Pages